DIGITAL TURBINE, INC.

1300 Guadalupe Street, Suite #302

Austin, TX 78701

April 22, 2015 VIA EDGAR Matthew Crispino Staff Attorney United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3628

Re:	Digital Turbine, Inc. Registration Statement on Form S-3 Filed March 19, 2015 File No. 333-202862

Dear Mr. Crispino:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Digital Turbine, Inc. (formerly, Mandalay Digital Group, Inc.), a Delaware corporation (the “Company”), respectfully requests that the effective date for the Company’s Registration Statement on Form S-3, as amended, originally filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2015 be accelerated so that it will be declared effective at 1:30 pm Eastern time, on Friday, April 24, 2015, or as soon thereafter as is practicable.

If you need anything further, please contact the undersigned at 646-584-4021, or Ben Orlanski or Katherine Blair of Manatt, Phelps & Phillips, LLP at 310-312-4000.

Sincerely,

Digital Turbine, Inc.

By: /s/ Andrew Schleimer Andrew Schleimer Chief Financial Officer

cc:	William Stone, CEO

Ben D. Orlanski, Manatt, Phelps & Phillips, LLP

Katherine J. Blair, Manatt, Phelps & Phillips, LLP